UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF FEBRUARY 2021

Commission File Number: 333-04906

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

65 Euljiro, Jung-gu

Seoul 04539, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Changes of 15% or More in Revenue or Profit

The preliminary results shown below may differ from the final results, which remain subject to audit by the independent auditors of SK Telecom Co., Ltd. (the “Company”).

1. Basis: Consolidated

2. Details of Changes (in thousands of Won, except percentages)	Current Fiscal Year	Previous Fiscal Year	Amount Increased/ Decreased	Increase/Decrease Rate (%)
Operating Revenue	18,624,651,018	17,740,715,768	883,935,250	5.0
Operating Income	1,349,324,488	1,108,176,392	241,148,096	21.8
Profit from Continuing Operations Before Income Tax	1,877,040,410	1,161,001,177	716,039,233	61.7
Profit for the Period	1,500,538,329	860,733,284	639,805,045	74.3

3. Financial Position (in thousands of Won, except percentages)	Current Fiscal Year		Previous Fiscal Year
Total Assets	47,906,956,258		45,202,366,354
Total Liabilities	23,510,712,911		22,385,431,595
Total Shareholders’ Equity	24,396,243,347		22,816,934,758
Capital Stock	44,639,473		44,639,473
Ratio of Total Shareholders’ Equity to Capital Stock (%)	54,651.7		51,113.8
4. Main Reasons for Changes in Revenue or Profit/Loss

•  Increase in operating profit, primarily as a result of
improved results of operations of the wireless and media
businesses, and the merger with Tbroad Co., Ltd.

•  Increase in gain related to the equity method investment in
SK hynix Inc.

Additional Disclosure

	Basis	Current Fiscal Year	Previous Fiscal Year
Equity attributable to the owners of the parent company (in thousands of Won)	Consolidated	23,743,893,955	22,950,227,758
Ratio of Equity attributable to the owners of the parent company to Capital Stock (%)	Consolidated	53,190.4	51,412.4
Operating Revenue (in thousands of Won)	Separate	11,746,629,821	11,421,342,379

The preliminary results above have been prepared on a consolidated basis in accordance with International Financial Reporting Standards as adopted in Korea. The results of operations above reflect the impact of a change in our accounting policies resulting from a new interpretation of IFRS 16, Leases. The preliminary results above are estimates only and are subject to change based upon the results of an audit conducted by the independent auditors of the Company and the approval process at the Company’s annual shareholders’ meeting.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK Telecom Co., Ltd.
(Registrant)

By:	/s/ Joong Suk Oh

(Signature)
Name:	Joong Suk Oh
Title:	Senior Vice President

Date: February 3, 2021